

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2010

Tyler M. Nielsen
Controller
Hana Biosciences, Inc.
7000 Shoreline Court, Suite 370
South San Francisco, CA 94080

  Re: **Hana Biosciences, Inc.**
    Amended Preliminary Proxy Statement on Schedule 14A
    Filed July 12, 2010
    File No. 001-32626

Dear Mr. Nielsen:

  We have completed our review of your preliminary proxy statement on Schedule 14A and have no further comments at this time.

       Sincerely,

       Jeffrey P. Riedler
       Assistant Director